82-34631

JCDecaux

[redacted]

04012183

SEC MAIL PROCESSING RECEIVED JAN - 2 2004 WASH. D.C. 158 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
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Brésil
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Corée
Croatie
Danemark
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Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
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Neuilly-sur-Seine, 30th December 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : <u>Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen,

Please find attached an announcement in French in relation to JCDecaux's winning a contract for the provision of shelters for the railway station of Algès (Portugal).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 1/22

Enc.

JCDecaux

JCDecaux Portugal
remporte la concession de la gare routière d'Algès

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Lisbonne, le 23 décembre 2003 - JCDecaux SA (Euronext Paris : DEC), N°1 de la communication extérieure en Europe et l'un des leaders mondiaux, vient de remporter l'appel d'offres lancé par la Mairie de Oeiras pour l'installation, l'entretien et l'exploitation publicitaire des abribus de la gare routière d'Algès.

D'une durée de 15 ans, le contrat comprend 16 abribus double de modèle Traffic et l'exploitation de 64 faces publicitaires. Cette gare routière, située dans le canton d'Oeiras, ville voisine de Lisbonne, avec une population de 160 000 habitants, reçoit 5,5 millions de passagers par an.

JCDecaux gère, depuis 1989, d'autres contrats avec la Mairie d'Oeiras pour l'installation, l'entretien et l'exploitation publicitaire de divers mobiliers urbains tels que : mâts de signalisation, sanitaire public à entretien automatique, bornes de propreté, abribus, mupis et mâts drapeau.

A l'occasion de ce contrat, Ruy Vieira, Directeur Général de JCDecaux Portugal, a déclaré : « La Mairie d'Oeiras nous a fait à nouveau confiance, cette fois, pour servir les usagers de la gare routière. C'est une grande satisfaction pour notre Groupe d'avoir remporté ce contrat grâce à notre expérience, nos compétences et la qualité des services que nous offrons.»

Chiffres Clés du Groupe

- *Chiffre d'affaires 2003 : 1 578 millions d'euros ;*
- *Chiffre d'affaires 9 premiers mois 2003 : 1 142,8 millions d'euros*
- *JCDecaux est coté au Premier Marché d'Euronext Paris et fait partie de l'indice SBF 120*
- *N°1 mondial du mobilier urbain (290 000 faces)*
- *N°1 mondial de la publicité dans les aéroports avec 147 aéroports et 150 systèmes ferroviaires et bus (145 000 faces)*
- *N°1 européen de l'affichage grand format (192 000 faces)*
- *627 000 faces publicitaires dans 43 pays*
- *une présence dans 3 400 villes de plus de 10 000 habitants*
- *7 100 collaborateurs*

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com